

Jeromy S. · 2nd
CEO @Decibel
Austin, Texas, United States · Contact info
500+ connections

 Decibel

 University of Iowa

Experience

CEO / Co-Founder
Decibel · Full-time
Dec 2020 – Present · 1 yr 2 mos
United States

Managing Director
Moonshine Marketing
Jul 2017 – Dec 2020 · 3 yrs 6 mos
United States

Test/Fail/Test/Win

Growth Marketing Consulting For People That Want To Win

  

Director of Marketing
Handpoint
Oct 2016 – May 2017 · 8 mos

Freelance Marketing
Freelance Marketing and Creative Services · Freelance
Dec 2013 – Sep 2016 · 2 yrs 10 mos
United States

Co-Founder
WorkMob
May 2013 – Nov 2013 · 7 mos
Boulder, Colorado

Connecting APIs with those in need.

Show 4 more experiences ⌄

Education

 **University of Iowa**
Bachelor of Arts, Economics, Political Science
2008 – 2012